UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2021
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-14077

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
WILLIAMS-SONOMA, INC.
401(k) PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WILLIAMS-SONOMA, INC.
3250 Van Ness Avenue
San Francisco, CA 94109
(415) 421-7900

WILLIAMS-SONOMA, INC. 401(K) PLAN
Employer ID No: 94-2203880
Plan Number: 001
Financial Statements as of December 31, 2021 and 2020 and for
the Year Ended December 31, 2021,
Supplemental Schedules as of December 31, 2021
and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC. 401(K) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Administrative Committee and Participants of
Williams-Sonoma, Inc. 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedules of (1) delinquent participant contributions for the year ended December 31, 2021, and (2) assets (held at end of year) as of December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
June 28, 2022
We have served as the auditor of the Plan since at least 1991; however, an earlier year could not be reliably determined.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2021 and 2020

	2021	2020
Assets
Investments, at fair value:
Participant directed investments:
Mutual funds	$170,640,082	$202,095,986
Employer securities	121,320,321	81,901,831
Common collective trust funds:	279,337,330	170,226,141
Self-directed brokerage accounts	7,908,158	6,796,922
Total investments at fair value	579,205,891	461,020,880
Receivables:
Participant contributions receivable	1,374,682	1,163,738
Employer contributions receivable	5,009,380	4,634,537
Notes receivable from participants	6,160,783	5,965,040
Accrued interest on notes receivable from participants	39,523	47,186
Total receivables	12,584,368	11,810,501
Total assets	591,790,259	472,831,381
Liabilities
Excess contributions payable	(55,569)	(384)
Total liabilities	(55,569)	(384)
NET ASSETS AVAILABLE FOR BENEFITS	$591,734,690	$472,830,997
See Notes to Financial Statements.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2021

2021
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participant contributions	$34,542,773
Rollovers	6,400,947
Employer contributions, net of forfeitures	9,514,880
Total contributions	50,458,600

Investment income:
Net appreciation in fair value of investments	117,761,775
Interest	430,886
Dividends	1,725,332
Total investment income	119,917,993

Interest income on notes receivable from participants	269,070

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants	51,058,515
Participant paid administrative expenses	447,603
Administrative expenses paid from forfeitures	235,852
Total deductions	51,741,970

Net increase	118,903,693

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	472,830,997
End of year	$591,734,690
See Notes to Financial Statements.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Notes to Financial Statements

1. DESCRIPTION OF PLAN
The following description of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.
General – The Plan is a defined contribution plan covering eligible salaried and hourly associates and was created to provide savings opportunities to the associates of Williams-Sonoma, Inc. (the “Company”). The Board of Directors of the Company has appointed the Administrative Committee of the Plan to control and manage the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m), and 4975(e)(7).
Plan Amendments – Prior to February 4, 2020, the Plan permitted highly compensated associates to make salary deferral contributions only up to 7% of their eligible compensation each pay period. Effective February 4, 2020, the Plan was amended to permit all eligible associates to make salary deferral contributions up to 75% of their eligible compensation each pay period, subject to the maximum salary deferral contributions allowed under federal income tax rules. There were no plan amendments during 2021.
Contributions – The Plan allows participants to defer a portion of their pre-tax or after-tax (Roth) income and have such amounts paid into the Plan. Associates who are at least 21 years old may participate as soon as administratively practicable (approximately 30 days) after their date of hire. The Plan permits all eligible associates to make elective deferral contributions up to 75% of their eligible compensation (base salary, hourly wages and overtime) each pay period subject to the maximum salary deferral contributions allowed under federal income tax rules. Participants who reach age 50 by the end of a calendar year and make the maximum deferrals into the Plan can make additional catch-up contributions. Participants are also allowed to rollover to the Plan certain pre-tax or after-tax distributions from other qualified plans and arrangements. During 2021 and 2020, federal income tax rules limited participants’ maximum annual salary deferral contributions to $19,500, and catch-up contributions to $6,500.
The Company’s matching contribution is equal to 50% of each participant’s eligible salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant’s eligible pay. Each participant’s matching contribution is earned on a semi-annual basis for those associates that are employed with the Company on June 30th or December 31st of the year in which the eligible deferrals are made. Full-time associates must complete one year of service, and in addition to the one-year service requirement, part-time, casual and seasonal associates must complete 1,000 hours of service during their first year or any calendar year thereafter, prior to receiving company matching contributions. The Company does not match participants’ rollover and catch-up contributions. The matching contributions are subject to the vesting provisions of the Plan document as described below.
Participant accounts – The Plan maintains individual accounts for participants. Each participant’s account includes their contributions and withdrawals, the Company’s matching contributions and an allocation of Plan earnings and losses, which are based upon participant earnings or account balances, as defined in the Plan document. Participants can transfer their contributions freely between funds at any time and still qualify for the Company’s matching contribution. The benefit to which a participant is entitled is their vested account balance.
Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same funds as the participant’s elective deferral contributions. The investment options available to participants as of December 31, 2021 were as follows:
Mutual Funds
•    Schwab S&P 500 Index Fund – a large cap equity fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average.
•    T. Rowe Price Institutional Large Cap Growth Fund – a large cap value fund invested in stocks of large cap U.S. growth companies.
•    Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies.
•    Metropolitan West Total Return Bond Fund – a bond fund invested primarily in investment grade fixed income securities.
•    Hartford International Opportunities Class R6 Fund – a foreign stock fund invested primarily in stocks of large, non-U.S. international companies.
•    Vanguard Total Bond Market Index Fund Institutional Shares– a bond fund invested primarily in investment grade fixed income securities.

•    Vanguard Extended Market Index Fund Institutional Shares – a fund invested primarily in equity securities of small and medium capitalization companies.
Common Collective Trust Funds
•    Schwab Managed Retirement Trust Funds – these common collective trust funds are invested in a diversified portfolio of assets such as stocks, bonds and cash equivalents, and asset allocations are adjusted over time to gradually become more conservative as the participant approaches retirement age. These funds are designated by target retirement year, beginning in 2015 and through 2065, in five year increments. The funds are designed to provide a single investment solution that is adjusted over time to meet participants’ changing risks and return objectives as they near retirement.
•    Schwab Managed Retirement Trust Income Fund – a common collective trust fund that is diversified among stocks, bonds and cash equivalents. The fund follows a conservative asset allocation strategy that does not change over time.
•    Wells Fargo Synthetic Stable Value Fund – a common collective trust fund invested in guaranteed investment contracts and security-backed contracts.
•    Rothschild U.S. Small/Mid-Cap Core Fund – a collective investment trust invested primarily in equity securities of small and medium capitalization companies.
•    State Street Global All Cap Equity Ex-U.S. Index Fund – a collective investment trust invested primarily in equity securities of large, mid, and small non-U.S. international companies.
•    T. Rowe Price Institutional Large Cap Growth Fund – a large cap value fund invested in stocks of large cap U.S. growth companies.
•    Wellington Trust Company (WTC) CIF International Opportunities – a collective investment fund invested primarily in equity securities of large and mid-cap, non-U.S. international companies. This investment option is new as of 2021.
Employer Securities
•    Williams-Sonoma, Inc. Stock Fund – consists of Williams-Sonoma, Inc. common stock and interest-bearing cash.
Self-Directed Brokerage Accounts
•    Schwab Personal Choice Retirement Account – a self-directed brokerage account invested in interest-bearing cash, common stock, mutual funds, exchange-traded funds, and unit investment trusts not otherwise offered as investment options under the Plan.
Notes receivable from participants – Participants who are employed full-time or part-time by the Company are allowed to borrow from their individual account up to 50% of their vested account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced for any loans outstanding in the previous year). A participant may have only one loan from the Plan outstanding at any given time. The notes receivable are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Notes receivable are stated at their unpaid principal balance plus any accrued interest. Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid notes receivable must be paid in full on the participants’ last day of employment. If the participant does not repay the loan as required, the outstanding balance of the loan is treated as a taxable distribution from the Plan. As of December 31, 2021, participant loans have maturities through 2036 at interest rates ranging from 4.25% to 8.75%.
On March 27, 2020, the Coronavirus Aid Relief and Economic Security, or CARES Act, was passed into law. The CARES Act provided immediate and temporary relief for eligible Plan participants impacted by the coronavirus (COVID-19) with respect to loans. Under the CARES Act, the limitation on loans was increased to the lesser of $100,000 or 100% of eligible participant’s vested account balance, and loan payments and the loan repayment due dates may be delayed for up to one year. Both of these provisions were added to the Plan on April 15, 2020 and expired on December 31, 2020.
Vesting – Participants are immediately 100% vested in their elective deferral contributions, rollover contributions, catch-up contributions and any earnings attributable thereto. For the first five years of the participant’s employment, all matching contributions and any earnings attributable thereto vest at the rate of 20% per year of service, measuring service from the participant’s hire date. Thereafter, all matching contributions and any earnings attributable thereto vest immediately. In addition, Company matching contributions become 100% vested upon a participant’s death, attainment of age 65 or total and permanent disability, in each case while still employed with the Company. Subsequent to December 31, 2021, an amendment was made to the Plan to replace the existing vesting schedule. Refer to Note 8 for additional details on this change.
Forfeitures – When a participant terminates employment prior to full vesting and takes a full distribution of the vested portion, any unvested Company matching contributions and earnings attributable thereto are immediately forfeited (subject to restoration if the participant returns to employment with the Company before incurring a five-year break in service). When a participant terminates employment prior to full vesting and defers distribution from the Plan, the unvested portion of the Company matching contributions and earnings attributable thereto remain in the Plan (except if the participant’s vested balance is $5,000 or less following separation, at which time all unvested amounts are immediately forfeited) until the participant reaches a five-year break in service, at which time the unvested contributions and any attributable earnings thereto are forfeited. These forfeited amounts may be used to reduce future Company matching contributions, pay the Plan’s administrative expenses, or fund the restoration of forfeited amounts. At December 31, 2021 and 2020, forfeited unvested accounts totaled $353,684 and $571,975, respectively. During 2021, employer contributions were reduced by $446,539 and administrative expenses of $235,852 were paid from forfeited unvested accounts.
Payment of benefits – Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59 1/2. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70 1/2, except if the participant’s vested account balance is $5,000 or less following separation, in which case the Plan will issue the participant a full distribution. Distribution of a participant’s benefits may be made in cash and are recorded when paid.
Under the CARES Act, the 10% early withdrawal penalty was waived for “coronavirus-related distributions” of up to $100,000. The 20% withholding requirement on these distributions did not apply and participants have the option to pay the distribution back to a retirement plan within three years. These provisions were added to the Plan on April 15, 2020 and expired on December 31, 2020.
Plan termination – The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested. Net assets of the Plan are applied for the exclusive benefit of the participants.
Plan administrative and investment expenses – Certain administrative expenses are paid by the Plan, as permitted by the Plan document. Participants pay administrative costs for loans, distributions and qualified domestic relation orders. All other administrative expenses are paid by the Company.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of accounting – The financial statements of the Plan are prepared on the accrual basis of accounting, and in conformity with accounting principles generally accepted in the United States of America (GAAP).
Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and uncertainties – The Plan invests in various securities including Williams-Sonoma, Inc. common stock, mutual funds and common collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements. At December 31, 2021 and 2020, investments in the Company’s common stock was $121,320,321 and $81,901,831, respectively. This investment represents 20.95% and 17.77% of total investments at December 31, 2021 and 2020, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits. Additionally, the continuing effects of COVID-19 could impact economic conditions depending on the scope and duration of the pandemic.
Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis.
Investments – The Plan’s investments are stated at fair value. The fair value of investments in the Williams-Sonoma, Inc. Stock Fund and mutual funds is based on publicly quoted market prices. The fair value of investments in common collective trust funds is based on the quoted net asset value of shares held by the Plan. The fair value of investments in the self-directed brokerage accounts is based on the values of underlying investments which include interest-bearing cash, common stock, mutual funds, exchange-traded funds and unit investment trusts. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are reflected as a reduction of the investment value for such investments.
There are no redemption restrictions for the Plan’s investments.
Benefits payable – As of December 31, 2021 and 2020, the following amounts were due to participants who had withdrawn from participation in the Plan:

	2021	2020
Benefits payable	$292,586	$210,078

Benefits payable represent vested account balances of $5,000 or less which will be paid to participants in the coming year. Benefit payments to participants are recorded upon distribution.
Interest – Interest income is recorded on the accrual basis.
Dividends – Dividends represent amounts paid on shares held in the Williams-Sonoma, Inc. Stock Fund which is determined based on shares held as of the record date and recorded on the ex-dividend date. Participants may elect to receive a payout or have their dividends reinvested into the fund.
Excess contributions payable – The Plan is required to return contributions received during the Plan year in excess of the limits imposed by federal income tax rules.
Subsequent events – Plan management has evaluated the impact of events that have occurred subsequent to December 31, 2021, through the date the Plan’s financial statements were filed with the SEC. Except for the Plan Amendment disclosed in Note 8, no other events were required to be recognized or disclosed.
3. FAIR VALUE MEASUREMENTS
The Plan accounts for the fair value of its assets and liabilities using the fair value hierarchy established by the Financial Accounting Standards Board Accounting Standard Codification 820, Fair Value Measurement, which defines three levels of inputs that may be used to measure fair value, as follows:
•    Level 1: inputs which include quoted prices in active markets for identical assets or liabilities;
•    Level 2: inputs which include observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and
•    Level 3: inputs which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability
The Plan has classified the inputs used to measure the fair values of the Williams-Sonoma, Inc. Stock Fund, Schwab Personal Choice Retirement Account and mutual funds as Level 1. The Williams-Sonoma, Inc. Stock Fund is a unitized fund which invests in Williams-Sonoma, Inc. common stock (valued at the closing price as reported on the New York Stock Exchange) in addition to short-term investments primarily being interest-bearing cash (valued at fair value based on their outstanding balances) which provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the Net Asset Value (NAV), which is the value of the underlying common stock and cash held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund, or “unit price”, will be slightly different from the closing price as reported on the active market. The individual assets of the stock fund are considered separately as individual investments for accounting, auditing, and financial statement reporting purposes. The Schwab Personal Choice Retirement Account is a self-directed brokerage account comprised of interest-bearing cash, common stock, mutual funds, exchange-traded funds and unit investment trusts, all of which are valued at the closing price reported in the active market in which the securities are traded. Mutual funds are valued at the daily closing price as reported by the fund, which represents the NAV of shares held by the Plan. These funds are required to publish their daily NAV and to transact at that price, and are deemed to be actively traded.
Common collective trust funds are measured using the net asset value provided by the trustee as a practical expedient, and are therefore not classified within the fair value hierarchy. The net asset value is based on the value of the underlying assets held by the fund, less its liabilities. This practical expedient is not used when it is deemed probable that the fund will sell the investment for an amount different than the reported net asset value.
Stable value funds, collective trust funds that are composed primarily of fully benefit-responsive investment contracts, are valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner.
The following table is presented by level within the fair value hierarchy and provides a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2021 and 2020. Significant transfers between levels within the fair value hierarchy are recognized as they occur. During 2021 and 2020, there were no transfers between Level 1, 2 or 3 categories.

Investments measured at fair value as of December 31, 2021 and December 31, 2020 were:

	Pricing Category	2021	2020
Mutual funds	Level 1	$170,640,082	$202,095,986
Williams-Sonoma, Inc. Stock Fund	Level 1	121,320,321	81,901,831
Schwab Personal Choice Retirement Account	Level 1	7,908,158	6,796,922
Total investments classified within the fair value hierarchy		299,868,561	290,794,739
Investments measured at net asset value[1]		279,337,330	170,226,141
Total investments measured at fair value		$579,205,891	$461,020,880

1     These investments are measured at fair value using net asset value (or its equivalent) as a practical expedient, and are therefore not classified within the fair value hierarchy. They are included in the table above to provide a reconciliation of total investments to the Statements of Net Assets Available for Benefits.
4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of participant contributions receivable balances per the financial statements at December 31, 2021 and 2020 to the Form 5500:

	2021	2020
Participant contributions receivable per the financial statements	$1,374,682	$1,163,738
Participant contributions earned; received in subsequent year	(1,019,419)	(869,178)
Participant contributions receivable per Form 5500	$355,263	$294,560
The following is a reconciliation of participant contributions per the financial statements for the year ended December 31, 2021 to the Form 5500:

2021
Participant contributions per the financial statements	$34,542,773
Participant contributions earned; received in subsequent year	(150,241)
Excess contributions payable	55,569
Excess contribution paid	(384)
Participant contributions per Form 5500	$34,447,717
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2021 and 2020 to the Form 5500:

	2021	2020
Net assets available for benefits per the financial statements	$591,734,690	$472,830,997
Participant contributions earned; received in subsequent year	(1,019,419)	(869,178)
Excess contribution payable	55,569	384
Deemed distribution	(63,017)	—
Net assets available for benefits per Form 5500	$590,707,823	$471,962,203
5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Charles Schwab Trust Company is the trustee of the Plan, and Schwab Retirement Plan Services, Inc. is the administrator of the Plan. All investments managed by both companies qualify as exempt party-in-interest transactions. Total trustee and administrative fees charged by the Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. to the Company for 2021 were $466,691.
The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions. At December 31, 2021 and 2020, the fair value of the Williams-Sonoma, Inc. Stock Fund (the sponsoring employer) was $121,320,321 and $81,901,831, respectively, and the Plan recorded dividend income from the Williams-Sonoma, Inc. Stock Fund of $1,725,332 in 2021.

In addition, the Plan issues notes receivable from participants that are secured by the vested balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.
6. NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS
For the 2021 Plan year, the Company remitted several participant contributions totaling $2,039,746 to the trustee later than required by Department of Labor (“DOL”) Regulation 2510.3-102. The Company intends to file Form 5330 with the Internal Revenue Service ("IRS") and pay the excise tax due on the transactions. In addition, participant accounts will be credited with earnings in accordance with DOL guidelines.
7. INCOME TAX STATUS
The IRS issued a determination letter dated September 19, 2017 stating that the Plan, as amended, was qualified and the trust established thereunder was tax-exempt under the applicable sections of the Internal Revenue Code (“the Code”). The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust was tax-exempt as of December 31, 2021. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
8. SUBSEQUENT EVENTS
Prior to July 1, 2022, all matching contributions and any earnings attributable thereto vest at the rate of 20% per year of service for the first five years of the participant’s employment, and 100% immediately thereafter. In May 2022, an amendment to the Plan was approved with an effective date of July 1, 2022, to replace the existing vesting schedule wherein all matching contributions and any earnings attributable thereto shall become vested 100% after one year of service.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Form 5500, Schedule H, Part IV, Line 4a
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2021

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included ☒
2021 participant contribution transferred late to the Plan	$2,039,746	$—	$—	$—
2020 participant contribution transferred late to the Plan	$—	$2,131,161	$—	$—

See accompanying report of Independent Registered Public Accounting Firm.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current Value
	Common collective trust funds:
*	Schwab Managed Retirement Trust Fund 2040	Common Collective Trust Fund		$31,874,688
*	Schwab Managed Retirement Trust Fund 2030	Common Collective Trust Fund		25,778,859
*	Schwab Managed Retirement Trust Fund 2050	Common Collective Trust Fund		19,014,153
*	Schwab Managed Retirement Trust Fund 2045	Common Collective Trust Fund		18,132,067
*	Schwab Managed Retirement Trust Fund 2035	Common Collective Trust Fund		16,407,000
*	Schwab Managed Retirement Trust Fund 2025	Common Collective Trust Fund		11,397,650
*	Schwab Managed Retirement Trust Fund 2055	Common Collective Trust Fund		9,942,796
*	Schwab Managed Retirement Trust Fund 2020	Common Collective Trust Fund		7,592,652
*	Schwab Managed Retirement Trust Fund 2060	Common Collective Trust Fund		5,481,965
*	Schwab Managed Retirement Trust Income Fund	Common Collective Trust Fund		3,589,671
*	Schwab Managed Retirement Trust Fund 2015	Common Collective Trust Fund		2,185,948
*	Schwab Managed Retirement Trust Fund 2065	Common Collective Trust Fund		279,359
	T Rowe Large Cap Growth Trust B	Common Collective Trust Fund		58,525,398
	Wells Fargo Synthetic Stable	Common Collective Trust Fund		20,561,315
	Rothschild U.S. SM Mid Cap Core Fund	Common Collective Trust Fund		19,836,004
	WTC CIF II International Opportunity	Common Collective Trust Fund		18,050,071
	State Street Global All Cap Equity Ex-U.S.	Common Collective Trust Fund		10,687,734
				279,337,330
	Mutual funds:
*	Schwab S&P 500 Index Fund	Mutual Fund		81,823,740
	Dodge & Cox Stock Fund	Mutual Fund		44,745,662
	Metropolitan West Total Return Bond Fund	Mutual Fund		19,346,764
	Vanguard Extended Market Index Inst	Mutual Fund		12,382,391
	Vanguard Total Bond Market Index Inst	Mutual Fund		12,341,525
				170,640,082
	Employer securities:
*	Williams-Sonoma, Inc. Stock Fund	Employer Securities		121,320,321

	Self-directed brokerage account:
	Schwab Personal Choice Retirement Account	Self-Directed Brokerage Account		7,908,158

	Participants:
*	Notes receivable from participants	Loans to participants (at interest rates of 4.25% to 8.75%)***		6,160,783
				$585,366,674

*	Represents an exempt party-in-interest transaction.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Includes notes receivable from participants with original maturities of up to 15 years through 2036. See Note 1 to Financial Statements.
See accompanying report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. 401(k) PLAN

By:	/s/ Chris McBride
Chris McBride
Senior Vice President, Total Rewards
Dated: June 28, 2022